Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

U.S.A.

Jefferies LLC

520 Madison Avenue

New York, New York 10022

U.S.A.

As representatives of the prospective underwriters

VIA EDGAR

February 4, 2021

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Jason Drory
Ms. Celeste Murphy
Ms. Tracey Houser
Mr. Terence O’Brien

Re:	Adagene Inc. (the “Company”) (CIK No. 0001818838)
Registration Statement on Form F-1, as amended (Registration No. 333-252210)
Registration Statement on Form 8-A (Registration No. 001-39997)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness for 4:00 p.m., Eastern Time on February 8, 2021, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between February 3, 2021 and the date hereof, approximately 4,310 copies of the preliminary prospectus of the Company dated February 3, 2021 were distributed to prospective underwriters, dealers, institutional investors and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representatives of the prospective underwriters

GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ Michael Chiu
Name:	Michael Chiu
Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Frank Tang
Name:	Frank Tang
Title:	Executive Director

Jefferies LLC

By:	/s/ Matthew Kim
Name:	Matthew Kim
Title:	Managing Director

[Underwriters’ Acceleration Request]